# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Traeger, Inc., CIK 0001857853
CUSIP: 89269P103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 533 South 400 West, Salt Lake City, Utah (UT), 84101
Date of event which requires filing of this statement: 04/10/2025
Filed by CIK 0001523496
Persons authorized to receive notices and communications: Jeremy Andrus, 533 South 400 West, Salt Lake City, Utah (UT), 84101, 801-701-7180

## Reporting persons
- Jeremy Andrus (CIK 0001523496): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 19,320,811; shared voting power 0; sole dispositive power 19,320,811; shared dispositive power 0; aggregate amount beneficially owned 19,320,811 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Traeger, Inc.
Address of issuer's principal executive offices: 533 South 400 West, Salt Lake City, Utah (UT), 84101
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 4, 2024 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Traeger, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 10, 2025, in connection with his service to the Issuer as an officer and director of the Issuer, the Reporting Person received aggregate awards of 2,843,330 restricted stock, subject to time-based and performance-based vesting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 19,320,811 shares of Common Stock, representing 14.8% of the Common Stock, based upon 130,648,819 shares of Common Stock outstanding as of March 3, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 7, 2025.

The share amount reported herein consists of (i) 10,498,901 shares of Common Stock held of record by the Reporting Person and (ii) 3,399,002 shares of Common Stock and 5,422,908 shares of Common Stock held of record by JA Cropston, LLC and JK Andrus Investments, LLC, respectively, of which the Reporting Person is the manager.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 19,320,811

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 19,320,811

Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days: During the past 60 days the Reporting Person has not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Jeremy Andrus: Jeremy Andrus, Jeremy Andrus/Chief Executive Officer (04/30/2025)